UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June, 2015

Commission File Number: 001-37368

ADAPTIMMUNE THERAPEUTICS PLC

(Translation of registrant’s name into English)

91 Park Drive, Milton Park
Abingdon, Oxfordshire OX14 4RY
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No ☐

Other Events

On May 30, 2015, Adaptimmune Therapeutics plc (the “Company”) issued a press release announcing a poster presentation of data on its lead clinical program, an affinity enhanced T-cell receptor (TCR) therapeutic targeting the NY-ESO-1 cancer antigen, in both solid and hematologic cancers.  The data from the Company’s clinical studies in synovial sarcoma, multiple myeloma and ovarian cancer were presented at the 2015 Annual American Society of Clinical Oncology (ASCO) Meeting. The press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1 Press release dated May 30, 2015

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adaptimmune Therapeutics plc

	By:	/s/ Margaret Henry
	Name:	Margaret Henry
	Title:	Corporate Secretary

Date: June 1, 2015

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